================================================================================

                                                                     Page 1 of 6

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 6 - K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of August, 2002



                                PLACER DOME INC.


                        Suite 1600, 1055 Dunsmuir Street
                     P.O. Box 49330, Bentall Postal Station
                           Vancouver, British Columbia
                                 Canada V7X 1P1

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F        Form 40-F  |X|
                                  -------          -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes           No   |X|
                                 -------      -------



================================================================================

                                    FORM 6-K
                                  EXHIBIT INDEX


         EXHIBIT                                                    PAGE NO.
         -------                                                    --------

1.       News Release dated August 29, 2002                             3

        [PLACER DOME INC. LOGO]



        PLACER DOME REDUCING GOLD HEDGE
        POSITION BY 20%
        (ALL AMOUNTS IN $US)

        THURSDAY, AUGUST 29, 2002

        VANCOUVER, CANADA--Placer Dome Inc. announced today that it is reducing the level of its committed ounces by 20% from the 8.5 million ounces of gold reported as at June 30, 2002.

        The recent volatility in the gold price has afforded Placer Dome the opportunity to reduce its call commitments for the years 2003 and 2004 at an anticipated net cost of about $2/oz, or approximately $2 million. By December 31, 2002 Placer Dome expects its committed ounces to total
        6.8 million at an expected realized gold price in excess of $400/oz. This level of committed ounces would represent less than 40% of Placer Dome's average expected production over the next five years, or 15% of currently published reserves. For 2003, Placer Dome expects to have in excess of 90% of its production uncommitted.

        According to Placer Dome Executive Vice-President and CFO Rex McLennan:
        "Through our pro-active management we will continue to maintain the most effective forward sales program in the industry. We are positive in our outlook for gold and reducing our committed ounces will increase the already significant upside for our shareholders."

        Placer Dome's forward sales program contributed $54 million to earnings in the first half of 2002 and as of June 30, 2002 had a positive mark-to-market value of $223 million.

        Subsequent to the expected reduction in committed ounces, Placer Dome's pro forma consolidated gold sales program is expected to consist of the following as of September 30, 2002:


                                ----------------------------------------------------------------------------
                                 2002     2003     2004     2005     2006     2007    2008+ TOTAL FROM 2003
------------------------------------------------------------------------------------------------------------
Gold (000's ounces):
------------------------------------------------------------------------------------------------------------
Fixed forward contracts
   Amount                        163      570      445      697      498      230      400      2840
   Average price (I) ($/oz.)     408      423      410      352      336      352      364       374
Fixed interest floating lease
rate contracts
   Amount                         -        -       110      148      317      517     2234      3326
   Average price (I) ($/oz.)      -        -       350      483      427      443      482       466
Call options sold and cap
agreements (ii)
   Amount                        375       0       240      230      180      100      200       950
   Average price ($/oz.)         329       0       330      365      359      367      394       361
Call options purchased (iii)
   Amount                        108      395       -        -        -        -        -        395
   Average price ($/oz.)         439      460       -        -        -        -        -        460
------------------------------------------------------------------------------------------------------------
Total committed
   Amount                        430      175      795     1075      995      847     2834      6721
------------------------------------------------------------------------------------------------------------
Put options purchased (ii)
   Amount                        212      635      240       -        -        -        -        875
   Average price ($/oz.)         290      301      300       -        -        -        -        299
------------------------------------------------------------------------------------------------------------
Put options sold
   Amount                        370      835      395       80       80       -        -       1390
   Average price                 270      270      266      250      250       -        -        267
------------------------------------------------------------------------------------------------------------

(i)   Forward sales contracts include:
        a) Fixed forward contracts - a sales contract where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.
        b) Fixed interest floating lease rate contracts - a sales contract which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 3 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

(ii) Put and call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Cap agreements and put options, representing approximately 9% of 2003 production, can be extended to 2004 at the counterparty's option. The option expires before December 31, 2002.

(iii) All call options were purchased in conjunction with a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument has the same economic substance as a purchased put option. However, the separate instruments may involve more than one, and different, counterparties.




                                      -end-





         FOR FURTHER INFORMATION:

         In North America: Brenda Radies (604) 661-1911

         On the Internet:  www.placerdome.com

                                 CAUTIONARY NOTE
        Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       PLACER DOME INC.
                                       (Registrant)


Date: August 29, 2002              By: /s/ GEOFFREY P. GOLD
                                       -------------------------------
                                       Geoffrey P. Gold
                                       Vice-President, Associate General Counsel
                                       and Assistant Secretary